APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Barclay Financial LLC

912 Claytonbrook Dr Ste 1, Ballwin MO 63011

217-898-1028

To: Make Beverage Group, LLC

From: A Jason Pride, CPA CVA

Re: Independent Accountant's Review Report

To Whom it May Concern,

I have reviewed the accompanying financial statements for Make Beverage Group LLC (DBA Stone Groove Stillhouse) for the tax years ending 12/31/2019 and 12/31/2020. I have reviewed the statements using data furnished to me directly by Mr. Jeffrey Duggan.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole, and, accordingly, I do not express such an opinion. During my review, I did not obtain an understanding of the internal control structure or assess control risk. Thus, the review does not provide assurance that I have become aware of all significant matters that would be disclosed in a full audit of Make Beverage Group, LLC. This engagement cannot be relied upon to disclose errors, irregularities, or illegal acts, including fraud or embezzlements, that may exist.

Management's Responsibility: Management is responsible for the preparation and fair presentation of the financial statements in accordance with the applicable financial reporting framework and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountants Responsibility: My responsibility is to conduct the review in accordance with the Statement on Standards for Accounting and Review Services (SSARSs) issued by the AICPA. Those standards require the accountant to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for this report.

Results of engagement: Based on my review I am not aware of any material modifications that should be made to the attached financial statements in order for them to be in conformity with Generally Accepted Accounting Principles.

Other Observations from Accountant: Please see attached Notes to the Financial Statements.

Sincerely,

A Jason Pride, CPA CVA
Ballwin, MO
4/5/2021

License Number: 2015040111

Make Beverage Group LLC

Notes to the Financial Statements

UNAUDITED

Make Beverage Group LLC was incorporated in the state of California on July 13th 2016. Financial statements included in this review were for calendar years ending 12/31/2019 and 12/31/2020 and are presented based on Generally Accepted Accounting Principles.

They are in the restaurant, bar and distilling business. They are pre revenue and have yet to open for business.

Income & Expense Items

Revenue Recognition – The company is pre-revenue and has yet to record any revenue.

Startup Costs – The company expenses Startup Costs as they are incurred.

EIDL Grant – The company classified the EIDL Grant as Other Income.

Depreciation – The company uses a 15 year useful life for all restaurant equipment. Depreciation is taken on a straight-line basis beginning with the month the asset was acquired.

Capital Lease – The company has a capital lease agreement (also referred to as a Finance Lease) on their distillation equipment. They account for the leased equipment based on guidance provided in ASC842. They take depreciation expense on the capitalized asset.

Balance Sheet Items

Inventory – The company states their inventory at Lower of Cost or Market and uses the First-in, First-out method.

Related Party Notes – Owner Jeffrey Duggan has a promissory note outstanding as a Current Liability with intention to repay within the next 12 months.

Fixed Assets – The company capitalizes their equipment and depreciates it over the expected useful life.

Capital Lease – The company has a capital lease agreement (also referred to as a Finance Lease) on their distillation equipment. The company recognizes a liability pursuant to ASC842.

No subsequent events have been noted that would require disclosure.

Stone Groove Stillhouse
Balance Sheet
As of December 31, 2019

		Total
ASSETS		
Current Assets		
Bank Accounts		
Checking (9589)		-158.81
Savings 9631		27.15
Total Bank Accounts	**-$**	**131.66**
Other Current Assets		
Inventory		
Barrelled Whiskey		32,075.00
Total Inventory	**$**	**32,075.00**
Total Other Current Assets	**$**	**32,075.00**
Total Current Assets	**$**	**31,943.34**
Fixed Assets		
Accumulated Depreciation		-22,251.77
Equipment		
Aging		21,581.85
Brewing		
Pilot System		1,498.00
Total Brewing	**$**	**1,498.00**
Distillation		491,672.00
Total Equipment	**$**	**514,751.85**
Total Fixed Assets	**$**	**492,500.08**
TOTAL ASSETS	**$**	**524,443.42**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Promissory Note - Bavarian Systems		6,180.00
Promissory Note - Jeffrey Duggan		100.00
Total Other Current Liabilities	**$**	**6,280.00**
Total Current Liabilities	**$**	**6,280.00**
Long-Term Liabilities		
Lease Liability		126,384.46
Loan Fee Liability (Lease)		46,462.96
Total Long-Term Liabilities	**$**	**172,847.42**
Total Liabilities	**$**	**179,127.42**
Equity		
Owner's Investment		875,000.00
Retained Earnings		-9,333.46
Net Income		-520,350.54
Total Equity	**$**	**345,316.00**

TOTAL LIABILITIES AND EQUITY	**$**	**524,443.42**

Monday, Apr 05, 2021 03:15:04 PM GMT-7 - Accrual Basis

Stone Groove Stillhouse
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Checking (9589)	7,846.77
Total Bank Accounts	$ 7,846.77
Other Current Assets	
Inventory	
Barrelled Whiskey	32,075.00
Total Inventory	$ 32,075.00
Total Other Current Assets	$ 32,075.00
Total Current Assets	$ 39,921.77
Fixed Assets	
Accumulated Depreciation	-39,383.50
Equipment	
Aging	20,781.85
Brewing	
Pilot System	1,498.00
Total Brewing	$ 1,498.00
Distillation	491,672.00
Total Equipment	$ 513,951.85
Total Fixed Assets	$ 474,568.35
Other Assets	
Bar Equipment	2,665.27
Total Other Assets	$ 2,665.27
TOTAL ASSETS	$ 517,155.39
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit card (7234)	1,848.18
Credit card (9542)	0.00
Total Credit Cards	$ 1,848.18
Other Current Liabilities	
Promissory Note - Bavarian Systems	6,180.00
Promissory Note - Jeffrey Duggan	88,157.05
Total Other Current Liabilities	$ 94,337.05
Total Current Liabilities	$ 96,185.23
Long-Term Liabilities	
Lease Liability	106,084.24
Loan Fee Liability (Lease)	39,000.07
Total Long-Term Liabilities	$ 145,084.31

Total Liabilities	**$**	**241,269.54**
Equity		
Owner's Investment		1,025,000.00
Retained Earnings		-529,684.00
Net Income		-219,430.15
Total Equity	**$**	**275,885.85**
TOTAL LIABILITIES AND EQUITY	**$**	**517,155.39**

Monday, Apr 05, 2021 02:56:12 PM GMT-7 - Accrual Basis

Stone Groove Stillhouse

Profit and Loss

January - December 2019

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising	0.00
Bank Charges & Fees	350.00
Capital Raise Fees	76,000.00
Company & Product Development	79,299.62
General & Admin Expenses	3,283.52
Investor Relations	0.00
Legal & Professional Fees	6,448.95
Rent or Lease of Buildings	308,162.37
Research & Development	6,568.26
Storage Fees	9,529.86
Taxes & Licenses	5,345.56
Travel	12,444.09
Total Expenses	**$507,432.23**
NET OPERATING INCOME	**$ -507,432.23**
Other Expenses	
Depreciation Expense	12,918.31
Total Other Expenses	**$12,918.31**
NET OTHER INCOME	**$ -12,918.31**
NET INCOME	**$ -520,350.54**

Stone Groove Stillhouse

Profit and Loss

January - December 2020

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising	4,106.58
Capital Raise Fees	23,000.00
Company & Product Development	11,918.92
General & Admin Expenses	2,872.56
Insurance - Distillation	1,116.36
Investor Relations	11,010.00
Legal & Professional Fees	14,475.00
Rent or Lease of Buildings	137,518.82
Taxes & Licenses	-101.00
Travel	381.18
Total Expenses	**$206,298.42**
NET OPERATING INCOME	**$ -206,298.42**
Other Income	
EIDL Grant Income	4,000.00
Total Other Income	**$4,000.00**
Other Expenses	
Depreciation Expense	17,131.73
Total Other Expenses	**$17,131.73**
NET OTHER INCOME	**$ -13,131.73**
NET INCOME	**$ -219,430.15**

Stone Groove Stillhouse

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-520,350.54
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Start-up Costs:Adverstising	0.00
Start-up Costs:Capital Raise Fees	68,000.00
Start-up Costs:Company & Product Development	49,144.95
Start-up Costs:General & Admin	1,875.37
Start-up Costs:Investor Relations	0.00
Start-up Costs:Legal & Professional	3,948.95
Start-up Costs:Meetings and Travel	12,270.39
Start-up Costs:Occupancy Costs	178,365.46
Start-up Costs:R&D	3,858.15
Start-up Costs:Taxes & Licenses	1,686.00
Accumulated Depreciation	12,918.31
Promissory Note - Bavarian Systems	6,180.00
Promissory Note - Jeffrey Duggan	100.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**338,347.58**
Net cash provided by operating activities	**$ -182,002.96**
INVESTING ACTIVITIES	
Equipment:Aging	9,415.00
Equipment:Distillation	-179,116.00
Net cash provided by investing activities	**$ -169,701.00**
FINANCING ACTIVITIES	
Lease Liability	126,384.46
Loan Fee Liability (Lease)	46,462.96
Owner's Investment	99,839.56
Net cash provided by financing activities	**$272,686.98**
NET CASH INCREASE FOR PERIOD	**$ -79,016.98**
Cash at beginning of period	78,885.32
CASH AT END OF PERIOD	**$ -131.66**

Stone Groove Stillhouse

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-219,430.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Start-up Costs:Adverstising	0.00
Start-up Costs:Capital Raise Fees	0.00
Start-up Costs:Company & Product Development	0.00
Start-up Costs:General & Admin	0.00
Start-up Costs:Investor Relations	0.00
Start-up Costs:Legal & Professional	0.00
Start-up Costs:Meetings and Travel	0.00
Start-up Costs:Occupancy Costs	0.00
Start-up Costs:Taxes & Licenses	0.00
Accumulated Depreciation	17,131.73
Credit card (7234)	1,848.18
Credit card (9542)	0.00
Promissory Note - Jeffrey Duggan	88,057.05
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**107,036.96**
Net cash provided by operating activities	**$ -112,393.19**
INVESTING ACTIVITIES	
Equipment:Aging	800.00
Equipment:Distillation	0.00
Bar Equipment	-2,665.27
Net cash provided by investing activities	**$ -1,865.27**
FINANCING ACTIVITIES	
EIDL Grant	0.00
Lease Liability	-20,300.22
Loan Fee Liability (Lease)	-7,462.89
Opening Balance Equity	0.00
Owner's Investment	150,000.00
Net cash provided by financing activities	**$122,236.89**
NET CASH INCREASE FOR PERIOD	**$7,978.43**
Cash at beginning of period	-131.66
CASH AT END OF PERIOD	**$7,846.77**

Stone Groove Stillhouse
Statement of Changes in Owners Equity

1/1/2019 - 12/31/2019

Beginning Equity			765,827
Add:	Additional Contributions		99,840
	Net Income		
	Total Additions	$	99,840
Less:	Distributions		
	Net Loss		(520,351)
	Total Subtractions	$	(520,351)
Ending Equity			345,316

Stone Groove Stillhouse
Statement of Changes in Owners Equity

1/1/2020 - 12/31/2020

Beginning Equity				345,316
Add:	Additional Contributions			150,000
	Net Income			
		Total Additions	$	150,000
Less:	Distributions			
	Net Loss			(219,430)
		Total Subtractions	$	(219,430)
Ending Equity				275,886